Exhibit 99.2

EVALUACIÓN DE LOS SERVICIOS PRESTADOS DEL AUDITOR EXTERNO

La presente evaluación de los servicios prestados por el auditor externo en relación con la preparación de los estados financieros básicos de Corporación Inmobiliaria Vesta, S.A.B. de C.V. y sus subsidiarias (conjuntamente “Vesta” o la “Compañía”) se hace de conformidad con lo previsto por las disposiciones de carácter general aplicables a las entidades y emisoras supervisadas por la Comisión Nacional de Valores que contraten servicios de auditoría externa de estados financieros básicos (las “Disposiciones”), publicadas en el Diario Oficial de la Federación el 26 de abril de 2018. Los términos definidos que se usan en la presente tendrán el mismo significado a ellos atribuido en las Disposiciones, a menos de que expresamente se les atribuya un significado diferente.

Con base en las Disposiciones, el comité de auditoría de Vesta ha verificado lo siguiente:

EVALUATION OF THE SERVICES RENDERED BY THE EXTERNAL AUDITOR

This evaluation of the services rendered by the external auditor in connection with the preparation of the financial statements of Corporación Inmobiliaria Vesta, S.A.B. de C.V. and its subsidiaries (jointly referred to as, “Vesta” or the “Company”) is made according to the general provisions applicable to entities and issuers under supervision of the National Securities Commission that hire external auditing services in connection with basic financial statements (the “Provisions”), published in the Official Gazzette of April 26, 2018. Defined terms in the Provisions are used herein as therein defined, unless otherwise expressly defined herein.

Based on the Provisions, the audit committee of Vesta has verified the following:

1.	Periodo de la auditoría objeto de evaluación / Auditing Period subject matter of evaluation	Ejercicio social 2024-2025 / Fiscal year 2024-2025
2.	Despacho externo contratado para la auditoría externa / Firm engaged for the external audit	Galaz, Yamazaki, Ruiz Urquiza, S.C. a member of Deloitte Touche Tohmatsu
3.	Número de registro del despacho externo / Registration number of the auditing firm	7433
4.	Nombre del socio de auditoría / Name of the auditing partner	Alexis Hernández Almanza
5.	Número de cédula profesional del socio de auditoria / License number of the auditing partner	15185
6.	Número de registro del socio de auditoría ante el SAT / Registration number of the auditing partner before SAT	18626

7.	Años de experiencia profesional como auditor externo / Years of profesional experience as external auditor	5
8.	Auditor presentó confirmación de cumplimiento con el artículo 5 de las Disposiciones? / The auditor submitted confirmation of compliance with article 5 of the Provisions?	Si/ Yes X	No/ No
9.	Fecha de autorización de contratación por el consejo de administración de Vesta / Date of authorization by the board of directors of Vesta.	22 de julio de 2024 / July 22nd, 2024
10.	Fecha de firma de contrato de prestación de servicios del auditor externo / Date of execution of the external auditing services agreement	July 25, 2024
11.	Fecha de aviso de contratación del auditor externo en STIV 2 y Emisnet / Date of notice of hiring of the external auditor in STIV 2 and Emisnet	17 septiembre 2024/September 17th, 2024
12.

Auditor entregó documentos de independencia en términos del artículo 6 de las Disposiciones? / Did the auditor deliver the documents to evidence his Independence according to article 6 of the Provisions?

		Si/ Yes X	No/ No
13.	Número de años que el socio de auditoría ha sido responsable de la auditoria de los Estados Financieros Básicos de Vesta / Number of years that the auditing partner has been responsable for auditing the Basis Financial Statements of Vesta	1
14.

El auditor externo entregó evidencia de contar con un programa de control de calidad en términos de los artículos 9, 10 y 11 de las Disposiciones? / Did the external auditor deliver evidence of having a quality control program according to articles 9, 10 and 11 of the Provisions?

		Si/ Yes X	No/ No
15.	Fecha de presentación de comunicado conforme al artículo 15 de las Disposiciones / Delivery date of the communication according to article 15 of the Provisions	13 de junio 2025 / June 13th, 2025
16.	Se contrataron servicios adicionales a la auditoría de los Estados Financieros Básicos? / Were there any additional services to the audit of the Basic Financial Statements	Si/ Yes X	No/ No
17.	Fecha de autorización de contratación de los servicios adicionales / Date of authorization of the additional servicies	21 de abril de 2025 / April 21st, 2025

18.	Se cumplieron con las políticas de aprobación de servicios adicionales? / Did the policies to hire additional services were met?	Si/ Yes X	No/ No
19.	Fecha de notificación de contratación de servicios adicionales a través de STIV 2 / Date of notice of hiring of the additional services at STIV 2	5 de mayo de 2025 / May 5th, 2025
20.

El auditor externo presentó al comité de auditoría el comunicado a que se refiere el artículo 35 de las Disposiciones? / Did the external auditor submitted to the audit committee the communication per article 35 of the Provisions?

		Si/ Yes X	No/ No
21.	El auditor externo presentó declaratoria del artículo 37 de las Disposiciones / Did the external auditor submitted the declaration under article 37 of the Provisions?	Si/ Yes X	No/ No
22.	El auditor externo entregó documento de autorización referido en el artículo 39 de las Disposiciones / Did the auditor delivered the authorization document referred to in article 39 of the Provisions?	Si/ Yes X	No/ No

Por lo que hace al desempeño y calidad de los servicios prestados por el auditor externo, el comité de auditoría de Vesta estima aceptable el desempeño del auditor externo, tomando en consideración los siguientes elementos de evaluación:	Regarding the performance and quality fo the services rendered by the external auditor, the audit committee of Vesta considers that the performance of the external auditor was acceptable, taking into consideration the following evaluation criteria:

1.

El socio de auditoría y el equipo encargado de la auditoria refleja tener los conocimientos técnicos y experiencia necesarios para llevar a cabo la auditoría de los estados financieros de la Compañía y para la prestación de los servicios adicionales? / Did the audit partner and the auditing team has the technical knowledge and experience necessary to audit the Company’s financial statements and to provide the additional services?

		Si/ Yes X	No/ No
2.	Hubo recursos adicionales y apropiados para completar la auditoría a tiempo y eficientemente / Were additional and appropriate resources avialable to comlete the audit timely and efficiently?	Si/ Yes X	No/ No
3.	El socio de auditoría estuvo disponible para el comité de auditoría y para la administración / Was the audit partner accesible to the audit committee and management	Si/ Yes X	No/ No

4.	El socio de auditoría dedicó tiempo suficiente y atención para la auditoría / Did the audit partner devote sufficient attention and leadership to the audit?	Si/ Yes X	No/ No
5.	El auditor externo solicitó retroalimentación de la calidad de los servicios prestados / Did the external auditor seek feedback on the quality of the services provided?	Si/ Yes X	No/ No
6.	El socio de auditoria comentó sobre la tendencia de las horas dedicadas y el tiempo. Como el desglose de horas incurridas en cada ciclo de auditoría / Did the audit partner discuss trends in engagement hours and related timing? Such as the breakdown of audit hours incurred by phase of the audit cycle	Si/ Yes X	No/ No
7.

El socio de auditoría discutió el plan de auditoría, incluyendo el uso de tecnología y como tratar áreas específicas de contabilidad y riesgos de auditoría de la compañía y de la industria con el riesgo de fraude / Did the audit partner discuss the auditin plan, including the use of technology and how it addressed company and industry specific areas of accounting and audit risk, including fraud risk?

		Si/ Yes X	No/ No
8.	El socio de auditoría identificó los riesgos apropiados en el plan de auditoría / Did the audit partner identified the appropriate risks in the planing of the audit?	Si/ Yes X	No/ No
9.	El socio de auditoría ajustó el plan de auditoria para responder a riesgos y circunstancias cambiantes / Did the audit partner adjusted the audit plan to respond to changing risks and circumstances?	Si/ Yes X	No/ No
10.

La extensión, horas y costo de la auditoría fueron razonables y suficientes considerando el tamaño, complejidad y riesgos de la Compañía / Were the scope, hours and costo f the audit reasonable and sufficient considering the size, complexity and risks of the Company?

		Si/ Yes X	No/ No
11.	Se comunicaron al comité de auditoría las razones para cualquier cambio de alcance, horas y costos / Were the reasons for any changes to scope, hours and cost communicated to the audit committee?	Si/ Yes X	No/ No
12.

El reporte de calidad de la firma de auditoría, en caso de ser aplicable, provee transparencia sobre como la firma promueve y monitorea la calidad / Does the auditing firm quality report, if applicable, provide transparency into how the audit firm promotes and monitors audit quality?

		Si/ Yes X	No/ No

13.	La firma de auditoría promueve la calidad de la auditoría / Does the auditing firms promotes audit quality?	Si/ Yes X	No/ No
14.	Los valores, principios y código de conducta de la firma de auditoría enfatizan la calidad de la auditoría / Do the auditing firm’s values, principles and code of conduct emphasize the audit quality?	Si/ Yes X	No/ No
15.

La firma de auditoría tiene la experiencia necesaria de industria y servicios de contabilidad especializados relevantes para las operaciones de la Compañía / Does the audit firm have the necessary industry and specialized accounting expertise relevant to the Company’s operations?

		Si/ Yes X	No/ No
16.

Las políticas de la firma de auditoría refuerzan la planeación y el desarrollo de la auditoría para evitar sorpresas, promueven la detección temprana de temas y contribuyen a completar la auditoría en tiempo / Do the audit firm´s policies reinforce planning and performing the audit to avopit surprises, promote early detection of issues and achieve the timely completion of the audit?

		Si/ Yes X	No/ No
17.

El auditor externo comunicó oportunamente al comité de auditoría respecto de la selección de hallazgos y el impacto en el resultado de la auditoría / Did the external auditor adivse the audit committee in a timely manner of the selection of audit findings and the impact on the audit results?

		Si/ Yes X	No/ No
18.

El socio de auditoria comunicó los resultados relevantes de la inspección o revisión interna de calidad que pudieran ser importantes para la Compañía, tales como tipos de hallazgos en compañías en industrias similares / Did the auditing parner communicated the relevant results of the inspection or internal quality review that may be important to the Company, such as types of findings in companies of similar industries?

		Si/ Yes X	No/ No
19.

La calidad de las comunicaciones e informes del auditor externo fueron aceptables y cumplieron con los elementos requeridos por las Disposiciones y demás reglas aplicables y fueron claras y completas? / The quality of the communications and reports of the external auditor were acceptable and complied with the reqeuirements of the Provisions and other applicable rules and were clear and complete?

		Si/ Yes X	No/ No
20.	Existieron informes sobre el status del proceso de prestación de los servicios? / Are there any reports on the statuts of the process of rendering the services?	Si/ Yes X	No/ No

21.

El auditor externo discutió adecuadamente la calidad de los reportes financieros de la Compañía, incluyendo la razonabilidad de las estimaciones y juicios contables / Did the external auditor discuss the quality of the Company’s financial reporting, including the reasonableness of accounting estimates and judgments?

		Si/ Yes X	No/ No
22.

El auditor externo discutió como se comparan las políticas contables de la Compañía con las de la industria / Did the external auditor discuss how the Company’s accounting policies compare with those of the industry?

		Si/ Yes X	No/ No
23.

El auditor externo discutió con el comité de auditoría los cambios en principios de contabilidad y de auditoría que fueran relevantes para la Compañía o tuvieran impacto en la auditoría / Did the external auditor discuss with the audit committee those developments in accounting principles and auditing standards that were relevant to the Company or tha may have an impact in the audit?

		Si/ Yes X	No/ No
24.

El auditor externo discutió los asuntos de auditoría críticos comunicados en su reporte y como fueron identificados / Did the external auditor discussed the critical audit matters communicated in the auditor report and how they were identified?

		Si/ Yes X	No/ No
25.	La prestación de los servicios se llevó a cabo en el tiempo establecido? / Did the services were performed within the established timeline?	Si/ Yes X	No/ No
26.	La prestación de los servicios adicionales contratados fue en los términos pactados? / Did the additional services were rendered under the agreed terms?	Si/ Yes X	No/ No
27.

Las medidas para asegurar independencia del socio del auditor y del equipo de auditoria resultan adecuadas? / Are the methods for ensuring the independence of the external auditor and of the external auditing team adequate?

		Si/ Yes X	No/ No
28.

La presentación de una carta de control interno de recomendaciones con valor agregado y que incluya los comentarios de la administración de Vesta / Presentation of an internal control letter with value recommendations and including comments from Vesta’s management

		Si/ Yes X	No/ No

29.

El involucramiento y asistencia en consultas solicitadas por el comité de auditoría y la administración de Vesta sobre cualquier tema que haya surgido como materia de revisión / Involvement and assistance in consultations requested by the audit committee and management of Vesta on any issue arising from the revisión

		Si/ Yes X	No/ No
30.	Cumplió con su plan de auditoría con énfasis en los cronogramas y/o fecha compromiso pactadas para la entrega de informes? / Did the auditor complied with its auditing cronogram and delivery dates?	Si/ Yes X	No/ No
31.

Hubo participación efectiva mediante la presencia del socio responsable en reuniones del comité de auditoría y reuniones previas? / Did the auditing partner effectively participated in committee meetings and previous meetings?

		Si/ Yes X	No/ No
32.

Se buscó el involucramiento y participación con el equipo de auditoría interna con la finalidad de evitar duplicidad en los trabajos? / Was there involvement and participation of the internal auditing team to avoid duplication?

		Si/ Yes X	No/ No
33.

El socio explicó y documentó la revisión y supervisión en los servicios adicionales? (Ej; Valuación de propiedades de inversión, precios de transferencia, eficacia de los controles etc) / Did the auditing partner explained and documented the review and supervision of the additional services? (ie. Investment properties valuation, transfer pricing, control effectiveness etc)

		Si/ Yes X	No/ No
34.	Hubo diferencias significativas entre la administración y el auditor externo / Were there any significant differences between the management and the external auditor?	Si/ Yes	No/ No X
35.

Al obtener la aprobación para servicios adicionales, el socio de auditoría discutió las medidas para proteger la independencia y objetividad del auditor externo / In obtaining the approval for additional services, did the auditing partner discussed the safeguards to protect Independence and objectivity of the external auditor?

		Si/ Yes X	No/ No

Comentarios Adicionales	Additional Comments

La presente evaluación fue realizada por el comité de auditoría de Vesta en la Ciudad de México a los 21 días del mes de julio de 2025, a fin de dar cumplimiento a lo previsto en las Disposiciones	This evaluation was performed by the audit committee of Vesta in Mexico City, this 21st day of July of 2025, to comply with the Provisions.

/s/ Luis Javier Solloa Hernández

Luis Javier Solloa Hernández

Presidente del Comité de Auditoría / President of the Audit Committee